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                                                                     EXHIBIT 4.3


                                LETTER AGREEMENT

                                 August 10, 2000


VIA FACSIMILE:  (847) 367-9462

Mr. Frank ten Brink
Waste Systems, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045


Dear Mr. ten Brink:

         Reference is hereby made to that certain Amended and Restated Secured Promissory Note dated October 1, 1998 (as amended, the "Note"), in the principal amount of $5,629,378.97 by 3CI Complete Compliance Corporation (the "Company") payable to the order of Waste Systems, Inc. ("WSI"). At your request, the following is a summary of the Company's proposed terms in connection with the amendment and restatement of the Company's obligations under the Note.

a) Maturity. Will mature October 1, 2000, and will be renewed on a quarterly basis.

b) Interest Rate, Wall Street Journal "Money Rates" (Southwestern Edition) Prime Rate plus 3.5% per annum not to exceed 13%.

c) Interest Payments. Interest payable quarterly in arrears on the last day of each the quarter, beginning with the quarter ending September 30, 2000.

d) Financial Covenant. The Amended and Restated Note will contain a minimum EBITDA of $840,000 for the six months ending September 30, 2000. Such covenant will be measured on a trailing six months basis. The Note as amended will not contain a minimum net income covenant nor a minimum shareholder equity covenant currently contained in the Note subparagraph (h) and (I) on page 3 of the 3CI Note.



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Mr. Frank ten Brink
August 10, 2000
Page 2


e) Warrants. On September 30, 2000 the Company will issue WSI warrants (the "WSI Warrants") for the purchase of up to 351,836 shares of common stock of the Company with an exercise price of $.20 per share. The WSI Warrants will (i) vest immediately, (ii) expire on September 20, 2002, and (iii) contain such other customary terms and conditions as the Company and WSI agree. Each quarter thereafter and if the Note is extended, during the term of the note beginning October 1, 2000, the Company will issue additional warrants with a strike price of $0.20, with a value intended to make up an amount equal to 5% per annum of the outstanding principal balance.


f) Confirmation of Existing Liens. The Company will ratify and confirm all existing liens in favor of WSI securing the Note.

g) Payment of WSI Fees and Expenses. The Company shall pay all of WSI's reasonable legal fees and expenses incurred by it in connection with the negotiation and documentation of the Proposed Note and related documents and instruments.

h) Waiver of Existing Defaults. WSI will waive, if applicable, all existing events of default under the Note through June 30, 2000.

                  We believe it is in the best interest of the Company and WSI to amend and restate the Note pursuant to the foregoing terms. Please indicate your acceptance by countersigning this letter and returning a copy of this letter to me by facsimile.

                                                Very truly yours,


                                                /s/ CURTIS W. CRANE
                                                -------------------------------
                                                Curtis W. Crane
                                                Chief Financial Officer




AGREED:

Waste Systems, Inc.



By: /s/ FRANK J. M. ten BRINK
   ---------------------------------
   Frank J. M. ten Brink, Vice President


cc:     3CI Board of Directors